Exhibit 99.1

BRAGG PRE-ANNOUNCES FULL YEAR 2023 REVENUE RISE OF 10.4% TO EUR 93.5 MILLION (USD 100.5 MILLION) AND ADJUSTED EBITDA GROWTH OF 26.3% TO EUR 15.2 MILLION (USD 16.3 MILLION)

RECONFIRMS FULL FINANCIAL RESULTS TO BE RELEASED ON MARCH 26

Toronto, March 25, 2024 – Bragg Gaming Group Inc. ( NASDAQ: BRAG , TSX: BRAG ) (“ Bragg ” or the “ Company”), a global B2B gaming technology and content provider, pre-announced today full year 2023 revenue of EUR 93.5 million, representing an increase of 10.4% year over year, with Adjusted EBITDA rising by 26.3% to EUR 15.2 million.

The Company will release its full fourth quarter and full year 2023 financial results prior to the opening of the financial markets on Tuesday, March 26, 2024. The release will be followed by a conference call at 8:30 a.m. Eastern Time, hosted by Bragg Chief Executive Officer, Matevž Mazij, Chief Financial Officer, Ronen Kannor, and Chief Strategy Officer, Yaniv Spielberg, to discuss the Company’s financial results and provide a business update. During the call, management will review a presentation that will be available on the day of the call and can be accessed at: https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US and Canada): 1 (800) 715-9871
Participant Toll Dial-In Number (International): 1 (646) 307-1963
UK Toll Free: +44.800.358.0970
Conference ID: 1909159

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until April 2, 2024, following the conclusion of the live call. To access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 1909159.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group

Investors:

James Carbonara
Hayden IR
(646)-755-7412
james@haydenir.com